

March 4, 2011

Melbourne F. Yull
Executive Director
Intertape Polymer Group, Inc.
9999 Cavendish Blvd., Suite 200
Ville St. Laurent, Quebec, Canada H4M 2X5

> **Re: Intertape Polymer Group, Inc.**
> **Form 40-F for fiscal year ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 001-10928**

Dear Mr. Yull:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F
Controls and Procedures, page 3

1. We note from your response dated December 29, 2010 that you concluded the deficiencies that resulted in the correction of approximately $1.4 million in errors during the 2009 fiscal year did rise to the level of a material weakness. Please provide a detailed discussion of how you determined these deficiencies were not a material weakness. In your response, specifically address how you considered ten-plus adjustments made to your financial statements with at least three specifically documented as a misapplication of GAAP (as disclosed on page A-16 of your response dated February 9, 2011).

2. We note in your Form 20-F filed on April 30, 2009 for the fiscal year ended December 31, 2008, you concluded that your ICFR was not effective. We also note that you concluded herein that your ICFR was effective at December 31, 2009. Please reconcile the change from an ineffective conclusion to an effective conclusion considering your disclosure herein that there were no changes to your ICFR during 2009.

Supplemental Response filed February 9, 2011
Exhibit A
Response to Comment 7
Background, page A-2

3. We note from your disclosure that an entry of $727,000 relating to the value of spare parts and supplies could not be substantiated during your audit for the fiscal year ended December 31, 2008, therefore it was reversed. We also note your statement that in the first quarter of 2009 this balance was substantiated and you re-recorded the entry over the first, second and third quarters of 2009. Please provide us with a detailed discussion of when you were able to substantiate the $727,000 and how the time frame of the entry being recorded in the first quarter coincided with the completion of the audit (i.e. the audit report for the fiscal year ended was dated March 30, 2009).

III. Aggregate Adjustments, page A-8

4. Please provide us with a detailed discussion of how you considered the impact of the adjustments on your quarterly financial information when assessing materiality based on the fact that this information is provided on Forms 6-K.

Impact of Correction of Accounting Errors in Q4 2009, page A-16

5. We note from your disclosure here and on page A-3 that several other errors were identified during your review of the credit notes, spare parts and supplies and medical liability. Please provide us with a detailed discussion of the nature of these errors and how they were considered in your assessment of the quantitative and qualitative factors when determining materiality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac (202) 551-3398 if you have questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services